Exhibit (d)(22)(i)

Transamerica Asset Management, Inc.
P.O. Box 9012
Clearwater, Florida 33758-9012
727-299-1800

September 30, 2010

Transamerica Funds
570 Carillon Parkway
St. Petersburg, FL 33716

RE:	Transamerica Cayman AQR Managed Futures Strategy, Ltd.
Transamerica Cayman Goldman Sachs Commodity Strategy, Ltd.
Investment Advisory Agreement Fee Waiver

Ladies and Gentlemen:

          Transamerica Asset Management, Inc. (“TAM”) and Transamerica Funds, on behalf of each of its series listed on Appendix A (each such series referred to herein as a “Fund”), have entered into separate investment advisory agreements pursuant to which TAM provides investment advisory services for compensation based on the value of the average daily net assets of each Fund.

          Each Fund may invest a portion of its assets in a wholly-owned subsidiary of the Fund organized under the laws of the Cayman Islands (the “Subsidiary”). It is the intention of the parties that TAM collect investment advisory fees on the assets at a Fund level and assets at the Subsidiary level, but not both. Accordingly, to the extent a Fund invests assets in its Subsidiary, TAM will waive the Fund’s investment advisory fee in an amount equal to the investment advisory fee paid to TAM by the Subsidiary pursuant to the investment advisory agreement between the Subsidiary and TAM, in order that the aggregate total investment advisory fee paid by the Fund and its Subsidiary equals the amount of the advisory fee that would have been paid by the Fund to TAM had the Fund not invested assets in the Subsidiary.

          For purposes of calculating the investment advisory fee rate payable by the Fund to TAM, the assets in the Fund will be aggregated with the assets at the Subsidiary level.

          This agreement may not be discontinued by TAM with respect to a Fund as long as the investment advisory agreement between its Subsidiary and TAM is in place.

          Please sign below to evidence your acceptance of this agreement.

TRANSAMERICA ASSET MANAGEMENT, INC.

By:	/s/ Dennis P. Gallagher

Name:	Dennis P. Gallagher

Title:	Senior Vice President, General Counsel and Secretary

Acknowledged and Agreed:

TRANSAMERICA FUNDS
On behalf of each series listed on Appendix A

By:	/s/ Christopher A. Staples

Name:	Christopher A. Staples

Title:	Vice President

SCHEDULE A

FUNDS	INVESTMENT ADVISER COMPENSATION

Transamerica Cayman AQR Managed Futures Strategy, Ltd.	1.10% of the first $500 million;
1.05% in excess of $500 million

0.61% of the first $200 million;
Transamerica Cayman Goldman Sachs Commodity Strategy, Ltd.	0.59% over $200 million up to $1 billion;
0.56% in excess of $1 billion